Exhibit 3

May 25, 2016

D.A.Consortium Inc.

Hirotake Yajima, Representative Director & President

4-20-3, Ebisu, Shibuya-ku, Tokyo Japan

Securities Code: 4281 (JASDAQ)

Inquiries: Manager, Investor Relations

Strategic & Planning Headquarters

Phone: +81-3-5449-6300

IREP Co., Ltd.

Shunsuke Konno, Representative Director & President, CEO

2-11-1, Nagatacho, Chiyoda-ku, Tokyo Japan

Securities Code: 2132

(Second Section of Tokyo Stock Exchange)

Inquiries: Atsushi Nagai, Director & CFO

Phone: +81-33596-8700

(Correction) Correction to one part of the timely disclosure materials “Announcement of Management Integration through Establishment of a Joint Holding Company (Joint Share Transfer) by D.A.Consortium Inc. and IREP Co., Ltd.”

As one part of the timely disclosure materials “Announcement of Management Integration through Establishment of a Joint Holding Company (Joint Share Transfer) by D.A.Consortium Inc. and IREP Co., Ltd.” announced on May 11, 2016, was incorrect, it has been corrected as shown below. The corrected part is underlined.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Location of the correction

“(3) Share Allocation Applied to the Share Transfer” within “2. Outline of the Share Transfer” in the timely disclosure materials “Announcement of Management Integration through Establishment of a Joint Holding Company (Joint Share Transfer) by D.A.Consortium Inc. and IREP Co., Ltd.” announced on May 11, 2016.

2. Details of the correction

(Before the correction)

Note 2	Number of newly issued shares of Joint Holding Company to be delivered through the Share Transfer (scheduled)

71,367,480 shares

This number is based on the total number of issued and outstanding shares of DAC (53,442,300 shares as of March 31, 2016) and those of IREP (27,780,000 shares as of March 31, 2016). However, DAC and IREP plan to retire all of their treasury shares, to the extent practicable, as of the day immediately preceding the effective date of the Share Transfer. Accordingly, 4,869,900 shares held by DAC as of March 31, 2016 and 316,047 shares held by IREP as of March 31, 2016, have been excluded in the calculation for the Share Transfer.

(After the correction)

Note 2	Number of newly issued shares of Joint Holding Company to be delivered through the Share Transfer (scheduled)

71,372,480 shares

This number is based on the total number of issued and outstanding shares of DAC (53,442,300 shares as of March 31, 2016) and those of IREP (27,780,000 shares as of March 31, 2016). However, DAC and IREP plan to retire all of their treasury shares, to the extent practicable, as of the day immediately preceding the effective date of the Share Transfer. Accordingly, 4,864,900 shares held by DAC as of March 31, 2016 and 316,047 shares held by IREP as of March 31, 2016, have been excluded in the calculation for the Share Transfer.

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